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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         CONCENTRIC NETWORK CORPORATION
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   20589R 10 7
                                 (CUSIP Number)

                           William G. von Glahn, Esq.
                    Senior Vice President and General Counsel
                          The Williams Companies, Inc.
                               One Williams Center
                              Tulsa, Oklahoma 74172
                                 (918) 588-2000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 28, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this Statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent or less of such class. See Rule 13d-7.)

                  Note. Six copies of this statement, including all exhibits, should be filed with Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




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         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20589R 10 7


(1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons

         Williams Communications Group, Inc.
         I.R.S. Identification No. 73-1462856

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            ------------------------------------
         (b)
            ------------------------------------

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)   WC

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           ---------------------------------------

(6)      Citizenship or Place of Organization.  Delaware


                                        (7)  Sole Voting Power:       2,111,858
                                        ---------------------------------------

Number Of Shares Beneficially           (8)  Shared Voting Power:             0
Owned By Each Reporting                 ---------------------------------------
Person With
                                        (9)  Sole Dispositive Power:  2,111,858
                                        ---------------------------------------

                                        (10) Shared Dispositive Power:        0
                                        ---------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

         In addition to the 2,111,858 Shares Purchaser currently owns, Purchaser has rights to acquire additional shares as follows: Pursuant to an Amended and Restated Common Stock Purchase Warrant dated June 19, 1997, Purchaser has the right to acquire an additional 63,351 shares of common stock of Issuer. Pursuant to a Common Stock Warrant Purchase Agreement dated August 6, 1997, Purchaser has the right to acquire an additional 291,667 shares of common stock of Issuer. In addition, pursuant to an



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         Agreement for Purchase and Sale of Services and Equipment dated July
         25, 1997, (effective August 6, 1997) (the "Purchase and Sale Agreement"), Purchaser has the right to obligate the Issuer to pay for up to $2,000,000 of services rendered by Purchaser by issuing Issuer's common stock, the number shares of which to be determined based upon the then-current market price for such common stock (the "Purchase and Sale Agreement Shares").

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent Of Class Represented By Amount In Row (11)

         17 percent (excluding the Purchase and Sale Agreement Shares described in the response to Row (11), the number of which is not currently known.)

(14)     Type of Reporting Person:  CO


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Concentric Network Corporation, a Delaware corporation (the "Issuer" or the "Company"), with its principal executive offices located at 10590 North Tantau Avenue, Cupertino, California 95014.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Williams Communications Group, Inc., a Delaware corporation ("Purchaser"). Purchaser is engaged principally in the provision of data-, voice-, and video-related products and services; advertising distribution services; video services and other multimedia services for the broadcast industry; broadcast facsimile and audio- and video-conferencing services for businesses; customer premise voice and data equipment, including installation and maintenance; and network integration and management services. The principal business and principal executive offices of Purchaser are located at One Williams Center, Tulsa, Oklahoma 74172.

         During the last five years, Purchaser has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting Purchaser to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 19, 1997, Purchaser loaned Issuer $3 million, evidenced by a 10 percent convertible secured promissory note. This loan converted into shares of the Issuer's common stock. The source of the remaining funds to purchase the securities and the source of the funds to make the $3 million loan was working capital of the Purchaser. In addition, Purchaser has the right to obligate the issuer to issue up to $2,000,000 of additional common stock (determined based upon the then-current market price of such common stock) in exchange for services rendered by Purchaser.

         On September 28, 1998, Purchaser used funds from working capital to acquire an additional 862,622 shares of Issuer's common stock for $22,428,172.

         Purchaser expects to use funds from working capital to make additional purchases of the Company's common stock from time to time on the open market, directly from holders of the Company's common stock, directly from the Company, or otherwise.

ITEM 4.  PURPOSE OF TRANSACTION.

         Purchaser expects its investment in Issuer, an Internet access provider, to be strategically beneficial to Purchaser's existing and anticipated telecommunications businesses.

                  (a) Pursuant to an Amended and Restated Common Stock Purchase Warrant dated June 19, 1997, Purchaser has the right to acquire an additional 63,351 shares of common stock of Issuer. Pursuant to a Common Stock Warrant Purchase Agreement dated August 6, 1997, Purchaser has the right to acquire an additional 291,667 shares of common stock of Issuer. In addition, pursuant to an Agreement for Purchase and Sale of Services and Equipment dated July 25, 1997, (effective August 6, 1997) (the "Purchase and Sale Agreement"), Purchaser has the right to obligate the Issuer to pay for up to $2,000,000 of services rendered by Purchaser by issuing Issuer's common stock, the number shares of which to be determined based upon the then-current market price for such common stock (the "Purchase and Sale Agreement Shares").

                           Purchaser expects to purchase additional shares of
the Company's common stock from time to time on the open market, directly from holders of the Company's common stock, directly from the Company, or otherwise.

                  (b)      None.

                  (c)      None.

                  (d) None. So long as Purchaser owns at least five percent of the outstanding Common Stock of Issuer, Purchaser is entitled to name a nominee of its choice to a seat on the Board of Directors to be recommended to the stockholders of Issuer.

                  (e)      None.




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                  (f)      None.

                  (g)      None.

                  (h)      None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares beneficially owned by Purchaser is 2,111,858, which represents 14.59 percent of the class of securities identified pursuant to Item 1 (based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998). In addition, Purchaser has a right to acquire an additional 355,018 shares, which represents an additional 2.5 percent of the securities. (As described in Item 4(a) above, Purchaser has the right to acquire additional common stock valued at $2,000,000 based upon the then-current market price; because the number of these shares cannot be determined at this time, these shares are not included in the foregoing calculation).

         (b) Purchaser has sole power to vote and to dispose of 2,111,858 shares of the class of securities identified pursuant to Item 1.

         (c) On September 28, 1998, Purchaser acquired 862,622 shares of Issuer's common stock in a private transaction with Goldman Sachs & Co. Purchaser acquired these shares at a price per share equal to $26 pursuant to a September 25, 1998, letter agreement between Purchaser and Goldman Sachs & Co.

         (d) To the best knowledge of Purchaser, Purchaser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by it.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in "Certain Transaction -- Williams Transaction" in the Prospectus of the Issuer dated August 1, 1997, is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Amended and Restated Common Stock Purchase Warrant dated June 19, 1997. (filed as Exhibit 10.4(4) to the Issuer's report on Form 10-Q for the quarterly period ended June 30, 1997, as filed with the Commission on August 14, 1997).

Exhibit 2. Common Stock and Warrant Purchase Agreement dated July 25, 1997. (filed as Exhibit 10.4(2) to the Issuer's report on Form 10-Q for the quarterly period ended June 30, 1997, as filed with the Commission on August 14, 1997).



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Exhibit 3.        Agreement for Purchase and Sale of Services and Equipment
                  dated July 25, 1997. (filed as Exhibit 10.4(5) to the Issuer's report on Form 10-Q for the quarterly period ended June 30, 1997, as filed with the Commission on August 14, 1997).


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 1, 1998


                                            WILLIAMS COMMUNICATIONS
                                                 GROUP, INC.

                                            By: /s/ WILLIAM G. VON GLAHN
                                               --------------------------------
                                            Name:    William G. von Glahn
                                            Title:   Assistant Secretary







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